UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4) *
LODGENET INTERACTIVE CORPORATION

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
540211109

(CUSIP Number)
Alex R. Lieblong
Key Colony Management, LLC
10825 Financial Centre Parkway, Suite 100,
Little Rock, AR 72211
with a copy to:
W. Scott Wallace
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5587

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 5, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	540211109

1	NAMES OF REPORTING PERSONS Key Colony Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,113,515

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,113,515

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,113,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Key Colony Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		2,113,515

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,113,515

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,113,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Alex R. Lieblong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,200,649[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,200,649[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,200,649[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN/HC
1 Includes 2,113,515 shares held by Key Colony Fund, L.P. and 87,134 shares held by Mr. Lieblong.

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Michael J. Grondahl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
     This Amendment No. 4 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend the Schedule 13D relating to the common stock of the issuer filed October 31, 2008 by such persons with the Commission, as amended and/or supplemented by Amendment No. 1 thereto filed February 25, 2009, Amendment No. 2 thereto filed March 19, 2009 and Amendment No. 3 thereto filed March 30, 2009 (as amended, the “Schedule 13D”). This Amendment No. 4 is filed to disclose an increase in the percentage of the common stock that may be deemed to be beneficially owned by certain of the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended as follows:
     The source of funds used for the purchases of the additional shares of Common Stock reported in this Amendment No. 4 and held by Key Colony Fund, L.P. was the available working capital funds of Key Colony Fund, L.P. The aggregate funds used by Key Colony Fund, L.P. to make these purchases was $708,496.87, including commissions.
     The source of funds used for the purchase of the additional shares of Common Stock reported in this Amendment No. 4 and held by Mr. Lieblong was personal funds of Mr. Lieblong. The aggregate funds used by Mr. Lieblong to make these purchases was $117,287.01, including commissions.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is amended and restated in its entirety as follows:
     (a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons (other than Mr. Grondahl and excluding 87,134 shares held by Mr. Lieblong) collectively own an aggregate of 2,113,515 shares of Common Stock. All shares of Common Stock reported on this Schedule 13D were purchased by Key Colony Fund, L.P. (other than 1,000 shares purchased by Mr. Grondahl and 87,134 shares purchased by Mr. Lieblong).
     Item 5(c) is amended and restated in its entirety as follows:
     (c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer since the most recent filing on Schedule 13D consist of the following transactions:
     Transactions effected by Key Colony Fund, L.P.:

Transaction	Shares	Shares	Price	Description
Date	Acquired	Disposed	Per Share	of Transaction
March 30, 2009	12,000	0	1.4274[1]	Open market purchase
March 31, 2009	22,050	0	1.5534[2]	Open market purchase

Transaction	Shares	Shares	Price	Description
Date	Acquired	Disposed	Per Share	of Transaction
April 1, 2009	9,100	0	1.6358[1]	Open market purchase
April 2, 2009	9,000	0	1.7199[1]	Open market purchase
April 3, 2009	24,000	0	1.6842[1]	Open market purchase
April 6, 2009	2,042	0	1.6700[1]	Open market purchase
April 7, 2009	200	0	1.6300[1]	Open market purchase
April 9, 2009	1,100	0	1.5300[1]	Open market purchase
April 13, 2009	15,271	0	1.6001[1]	Open market purchase
April 15, 2009	15,000	0	1.6200[1]	Open market purchase
April 22, 2009	27,460	0	1.7027[1]	Open market purchase
April 23, 2009	0	30,000	3.6543[1]	Open market sale
April 24, 2009	0	3,000	3.5051[1]	Open market sale
April 24, 2009	30,811	0	3.4378[1]	Open market purchase
April 27, 2009	18,849	0	3.8525[1]	Open market purchase
April 28, 2009	18,855	0	4.0476[1]	Open market purchase
May 1, 2009	6,586	0	4.0445[3]	Open market purchase
May 4, 2009	16,047	0	4.4474[3]	Open market purchase
May 5, 2009	29,000	0	4.4328[3]	Open market purchase
May 6, 2009	21,336	0	4.4741[3]	Open market purchase

1.	Excluding commissions of $0.015 per share.

2.	Excluding commissions of $0.01 per share.

3.	Excluding commissions of $0.02 per share.
     Transactions effected by Mr. Lieblong:

Transaction	Shares	Shares	Price	Description
Date	Acquired	Disposed	Per Share	of Transaction
April 23, 2009	0	9,000	3.4049[1]	Open market sale
April 27, 2009	100	0	3.7950[1]	Open market purchase
April 27, 2009	200	0	3.8500[1]	Open market purchase
April 27, 2009	400	0	3.8199[1]	Open market purchase
April 27, 2009	700	0	3.8000[1]	Open market purchase
April 27, 2009	700	0	3.8100[2]	Open market purchase
April 27, 2009	1100	0	3.8200[3]	Open market purchase
April 27, 2009	3857	0	3.8100[4]	Open market purchase
April 28, 2009	9000	0	4.0533[5]	Open market purchase
April 30, 2009	4600	0	3.9217[5]	Open market purchase
May 5, 2009	8,000	0	4.4000[5]	Open market purchase

1.	Excluding commissions of $0.015 per share.

2.	Excluding commissions of $0.214 per share.

3.	Excluding commissions of $0.0135 per share.

4.	Excluding commissions of $0.0125 per share.

5.	Excluding commissions of $0.02 per share.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed October 31, 2008 by the reporting person with the Commission)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2009	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC
	Title:	General Partner

	By:	/s/ Alex R. Lieblong

	Name:	Alex R. Lieblong
	Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

	By:	/s/ Alex R. Lieblong

	Name:	Alex R. Lieblong
	Title:	Managing Member

ALEX R. LIEBLONG

	By:	/s/ Alex R. Lieblong

	Name:	Alex R. Lieblong

MICHAEL J. GRONDAHL

	By:	/s/ Michael J. Grondahl

	Name:	Michael J. Grondahl

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed October 31, 2008 by the reporting person with the Commission)